SIPP International Industries, Inc.	50 West Liberty Street Suite 880 Reno, NV 89501

June 22, 2023

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Eiko Yaoita Pyles

Ernest Greene

Thomas Jones

Geoff Kruczek

Re:	SIPP International Industries, Inc.

Registration Statement on Form S-1

Filed May 10, 2023

File No. 333-271830

Dear Sir or Madam:

SIPP International Industries, Inc. (the “Company”) is filing amendment number 1 (the “Amendment”) to the Registration Statement on Form S-1 (the “Registration Statement”) in response to your recent review letter addressed to Min Jiang, Chief Executive Officer of the Company, dated June 6, 2023 (the “SEC Letter”). This response letter, along with the amended Offering Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Registration Statement on Form S-1 filed May 10, 2023

Cover Page

1. Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Nevada holding company with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

While we had previously included much of the requested disclosure at the bottom of the cover page, we have moved it to a more prominent spot and expanded as appropriate.

2. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose the location of your auditor’s headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

While we had previously included much of the requested disclosure in the middle of the cover page, we have moved it to a more prominent spot and expanded as appropriate.

3. Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a subsidiary or other entity. For example, disclose, if true, that your subsidiaries and/or other entities conduct operations in China, that the other entity is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

SIPP International Industries, Inc is the holding company located in Nevada and controls 100% shares of Chengzhao International Holdings Ltd. (CIHL), a BVI company. This is referred to as “SIPN” or “the Company” in the Amendment. SIPN is the entity in which investors are purchasing an interest.

Chengzhao International Holdings Ltd. (CIHL), a BVI company, is a holding company subsidiary of SIPN, which controls 100% shares of Sichuan Ruichengyuan Agricultural and Sideline Products Distribution Co., Ltd. CIHL doesn’t conduct any business operations. It is referred to as “CIHL” in the Amendment.

Sichuan Ruichengyuan Agricultural and Sideline Products Distribution Co., Ltd (“SRAS”), is a Chinese company and a subsidiary of CIHL. SRAS is conducting business operations in China. It is referred to as “SRAS” in the Amendment.

We have removed the references to “we” and “our” where appropriate.

4. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the applicable agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated entities, or to investors, and quantify the amounts where applicable.

While this information was previous included on the cover page, we have expanded the disclosure to clarify the above.

5. Please reconcile the disclosure on the cover page that your officers and directors are “based in China” with the information about your mailing address on page 45 and the addresses of your officers and directors in Australia and New Zealand on page 48 of this document. If your officers and directors are located in China, then revise the disclosure to identify the officers and directors located in China. Also, expand the Business section beginning on page 41 to include a section to provide the disclosure required by Item 101(g) of Regulation S-K.

Min Jiang is based in China. Her mailing address is No. 1201, Floor 12, Unit 1, Building 1, No. 39, Zhiyuan Road, Wenjiang District, Chengdu, China. Zonghan Wu is based in New Zealand.

We have added disclosure to the Business section to added the enforceability of civil liabilities.

6. Please revise the cover page and the summary to disclose, if applicable, that Min Jiang has sufficient voting power through the ownership of common stock to control or substantially influence the vote on substantially all corporate matters. In this regard, we note the disclosure in the table on page 48.

We have revised the cover page and the summary to include the applicable disclosure.

Prospectus Summary, page 1

7. Please include a summary of risk factors that discloses the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

We have added the additional disclosure in the Prospectus Summary in the Amendment.

8. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your or your subsidiaries’ operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

We have added such disclosure to the Prospectus Summary.

9. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries to the parent company and U.S. investors as well as the ability to settle amounts owed under the applicable agreements.

We have added this disclosure to the Prospectus Summary.

10. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely your auditor for a period of two consecutive years, and that as a result an exchange may determine to delist your securities.

We have added this Disclosure to the Prospectus Summary.

Corporate History, page 1

11. Please clarify the relationship, if any, between David Lazar and the public companies mentioned on page 44.

We have added disclosure related to Mr. Lazar’s relationships to a couple of the companies listed.

12. Please disclose the period of time when the registrant was a shell company. In this regard, we note the information in the company’s public document dated March 8, 2023 that the company “was previously as (sic) shell company, until November 1, 2022, as the Company was dormant and had no or little operations.” Also, clarify the disclosure about the status of the company’s operations until November 1, 2022. For example, we note the disclosure on page 38 that “Our Company has been dormant since 2007” and the disclosure on page F-8 that “The company ceased operations in 2014.”

We have clarified the time frame of the company being a shell company.

Competitive Strengths, page 4

13. Please revise the disclosure on pages 4 and 41 to clearly explain the company’s competitive strengths and growth plan. For example, clarify what you mean by the references to “traceable source procurement” and the “consumer business ecological closed loop.” Also, discuss in greater detail the relationship with the “professional brand operation and management company” and the “brand management company” mentioned on pages 4 and 41, such as whether there are written agreements with the company and, if applicable, the material terms of the agreement.

We have added disclosure to the Amendment, further detailing and describing out competitive strengths.

Growth Plan, page 4

14. Please disclose the amount of funds needed to fund the growth plan mentioned in this section and the source of the funds. Also, disclose in this section and the Use of Proceeds section the amount of proceeds from this offering to be used for the growth plan discussed on page 4.

We have added disclosure regarding the amount of funds needed from this offering to meet our growth plan and the Company’s plans if such amount is not raised. We have also updated the Use of Proceeds to detail the funds being used for such growth plan.

15. Please revise the disclosure in this section to consistently refer to the number of restaurants and the timeframe. In this regard, we note the references on page 4 to “100 chain restaurants will be opened in 2023-2026” and “the overall chain restaurant scale in the country could reach 200” in 2023 - 2025. Also, revise the disclosure in this section to clarify the difference between “robot restaurants” and “chain restaurants.”

We have revised the disclosure to consistently disclose the growth plan and clarify the descriptions.

Risk Factors, page 10

16. We note the disclosure in the risk factors on pages 11 and 13 about internal controls over financial reporting and disclosure controls and procedures. Please include a risk factor to highlight the risks mentioned on page 38, such as the conclusion that your disclosure controls and procedures were not effective and the material weaknesses identified by your CEO and CFO. Also, revise the disclosure on page 44 to identify your CFO.

We have added the requested risk factor and clarified that Min Jiang is also acting as our CFO.

Our success depends on our personnel, page 12

17. Please reconcile the reference on page 12 and elsewhere in your filing to “Zonghan Wu” with the references on page F-15 to “Zhonghan Wu.”

We have reconciled the references throughout the Amendment.

Risks Related to Doing Business in China, page 17

18. We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, decreases the number of consecutive “non-inspection years” from three years to two years, and thus, reduces the time before your securities may be prohibited from trading or delisted. Update your disclosure to describe the potential consequences to you if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

We have updated the risk factor to include the reduction in inspection years and potential consequences.

19. Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

We have added a separate risk factor highlighting the above.

20. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your ability to offer securities to investors and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

We have added this disclosure to the Prospectus Summary.

Managements Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 36

21. Please expand your liquidity discussion to analyze your ability to generate and obtain adequate amounts of cash to meet your requirements for the next 12 months. In this regard, please also disclose how you considered your ability to continue as a going concern, as applicable. Refer to Item 303(b)(1) of Regulation S-K.

We have expanded our liquidity disclosure appropriately.

Our Business, page 41

22. Please revise substantially throughout to discuss your business operations clearly. From your current disclosure, such as the first paragraph in this section, it is unclear what are the specific activities and operations you engage in, what markets you serve and what products you produce. How do you manufacture and distribute your products and what are your sources of materials? To whom do you sell? What do you mean by “robot restaurants” and “local central kitchen?” What is a “prefabricated vegetable supply chain?” From your revisions, it should be clear what you mean by the disclosure that you are a “prefabricated food supply chain company” and how you conduct your business.

We have revised the disclosure in the Amendment to further describe SRAS’ business operations.

23. Please include a section to discuss material regulations applicable to your business.

We have revised the disclosure to include a section to discuss material government regulations.

Directors and Executive Officers, page 44

24. Please disclose when Min Jiang was appointed as Executive Director of Sichuan Zhiwei Wanjia Food Co., Ltd and Guangdong Guruicheng E-commerce Co. Also, expand the disclosure on page 44 about the public companies listed in the U.S. to disclose when Zonghan Wu was appointed: (1) as Chairman and Company Secretary for each company; and (2) a Director and Company Secretary for each company.

We have updated each officer/director biographies in the Amendment.

25. Please clarify what you mean by the disclosure that the entities identified on page 44 are “public” companies. In this regard, we note the Forms 15 filed by several of the entities.

We have clarified that these companies are publicly quoted with current information under 15c-211 publicly available.

Properties, page 45

26. Please clarify whether you own or lease your properties. If you do not own, please disclose the materials terms of your lease, such as the expiration date of the lease.

We have clarified the ownership or lease terms of the properties.

27. Please disclose, if applicable, that the company has the same address as any of the “public companies” mentioned on page 44.

We have added the requested disclosure to the Amendment.

Certain Relationships and Related Transactions, page 49

28. Please clarify the reference to “None” in this section. For example, it is unclear why the disclosure in this section does not mention the amounts due to Mr. Zhonghan Wu disclosed in Note 10 on page F-15. For guidance, see Item 404 of Regulation S-K.

We have added disclosure to include the advancement by Zonghan Wu.

29. Please expand the disclosure in this section to discuss the agreement on October 31, 2022 to acquire 100% equity ownership interest in Chengzhao International Holdings Ltd for the issuance of 100,000,000 shares of the company’s common stock.

We have expanded the disclosure to include the October 31, 2022 agreement.

Plan of Distribution, page 53

30. Please revise the disclosure that the company will sell the shares in this offering “exclusively through [y]our officers and directors” to identify the officers and directors. Also, tell us the steps that you have taken to determine that your officers and directors have not participated in selling and offering securities for any issuer more than once every 12 months.

We have added the requested disclosure in the Amendment.

Experts, page 55

31. Your disclosure currently references the audited financial statements of SRAS. Please revise your disclosure to reference the audited financial statements of SIPP International Industries, Inc. beginning on page F-1. Please also disclose that the financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. Refer to Item 509 of Regulation S-K.

We haver revised and added the applicable disclosure to the Amendment.

Report of Independent Registered Public Accounting Firm, page F-2

32. The first sentence of the “Opinion on the Financial Statements” paragraph of the audit report excludes the Consolidated Statements of Operations. Please revise to include an audit report that refers to all of the financial statements presented.

A revised audit report has been provided.

Note 2. Summary of significant accounting policies, page F-9

33. Please provide the disclosures required by ASC 205-40-50-1 through 14, or explain how and why you determined that no disclosures are required.

Supplementary disclosure has been made, Please see Note 2 (a) Basis of Presentation

Note 7. Acquisitions, page F-14

34. On October 31, 2022, you entered into an agreement with Chengzhao International Holdings Ltd, a British Virgin Islands corporation (“CIHL”), whereunder you acquired 100% ownership interest in CIHL for the issuance of 100,000,000 shares of common stock. You disclosed that the transaction closed effective November 1, 2022 and has been treated as a business combination under common control. Please provide the following:

● You indicated that you treated this transaction as a business combination under common control. However, on pages 36 and 48, you indicate that you completed a reverse merger. Please confirm whether this transaction was treated as a business combination under common control or a reverse merger. Please revise your disclosure to describe the transaction using the appropriate term and explain your basis;

This transaction is treated as a business combination under common control. We have revised the disclosure

● You stated that tangible and intangible assets acquired were recorded based on their estimated fair values at the acquisition date, and the excess of the purchase price over the fair value of the net assets acquired was recorded to goodwill. Please tell us how you determined that your accounting was appropriate. Refer to ASC 805-50. You also disclose that you fully impaired the goodwill during the year ended December 31, 2022. Please tell us where this goodwill impairment charge is reflected in your consolidated statement of operations; and

When accounting for a transfer of assets or exchange of shares between entities under common control, the receiving entity should recognize the assets and liabilities transferred at the historical cost of the parent of the entities under common control in accordance with ASC 805-50-30-5.

The fair value of the company on the merger date is close to its book value, and the company’s accounting records the acquired assets and liabilities using historical cost.

The amount of U$489,558 which the purchase price exceeds the carrying value of the net assets acquired was recorded as goodwill. We have adjusted this difference and recorded it as equity. Please refer to Note 7.

● Given that your transaction closed on November 1, 2022, please tell us what consideration you gave to providing the financial information required by Rules 8-04 and 11-01 of Regulation S-X, as applicable.

According to Articles 8-04 and 11-01 of Regulation S-X, we have supplemented the financial information for acquisition as follows, (please see Note 1. Description of Business.

The implementation of the holding company reorganization on November 1, 2022 was accounted for as a business combination under common control. The assets and liabilities acquired were recognized based on their historical cost. The consolidated financial statements of the Company present comparative information for prior years on a combined basis, as if the exchange of equity interests had occurred at the beginning of the period.

15. Subsequent Events, page F-16

35. You indicate that subsequent events have been evaluated through April 30, 2023, the date that the financial statements were available to be issued. However your auditor’s report is dated May 10, 2023. Please advise or revise accordingly. Refer to ASC 855-10-50-1.

We have updated the subsequent event footnote to be consistent.

Recent Sales of Unregistered Securities, page II-1

36. Please revise this section to include the information required by Item 701 of Regulation SK. For example, it is unclear why this section does not mention the issuances of securities disclosed on page F-6.

We have revised this Section in the Amendment.

Signatures, page II-4

37. Please ensure that your principal accounting officer or controller sign the registration statement below the second paragraph of text required on the Signatures page of Form S1.

We have included disclosure indicating the signature of our principal accounting officer.

Exhibits

38. As required by Item 601(b)(3) of Regulation S-K, please file a complete copy of your Articles and Incorporation and bylaws as amended to date. You should not require investors to locate documents from multiple sources to assemble your Articles of Incorporation or bylaws. The document you file should also be in a text-searchable format.

We have refiled the Articles of Incorporation and bylaws to include the entire document in the most clear and text-searchable format possible.

39. The auditor’s consent refers to an audit report dated April 28, 2023, while the audit report included in your filing is dated May 10, 2023. Please have the auditor revise their consent to reference the audit report included in your current filing.

We have included a revised consent.

General

40. Please disclose the material transactions involving the issuances of shares of common stock from March 31, 2004 until December 31, 2020. In this regard, we note the disclosure in the company’s Form 10-Q filed on May 17, 2004 that the company had 30,042,944 shares of common stock outstanding as of March 31, 2004 and the disclosure on page F-6 of this filing that the company had 10,000,000 shares of preferred stock and 492,404,893 shares of common stock outstanding as of December 31, 2020. For example, if you rely on share issuances for capital or to finance your operations, please discuss that in your disclosures beginning on page 34 and in your risk factors.

We have included disclosure regarding the material transactions for the issuance of shares of common stock to the best of the knowledge of current management. We have not relied on share issuances for capital in the recent past.

41. Please discuss whether recent increased cases of COVID-19 and/or shutdowns related to additional or increased outbreaks have had a material impact on your operations, supply chain, liquidity or capital resources.

We have added disclosure about COVID-19 not having a material effect on operations, supply chain, liquidity or capital resources.

42. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

We have added disclosure that our supply chain has not had disruptions.

43. Please ensure that the disclosure throughout your filing is consistent and applicable to you. For example, we note the following:

● It is unclear if the address and phone number of your principal executive offices are the Nevada address and the international phone number on the facing page.

● The disclosure in the last risk factor on page 14 that “The holders of our Preferred Stock control a majority of the voting interest of the Company” does not appear to be consistent with disclosure elsewhere in your document about there are no shares of preferred stock currently outstanding.

● The disclosure on page 30 about “Gross proceeds of up to $1,200,000” does not appear to be consistent with the disclosure on the cover page about an offering of 140 million shares at $0.01 per share which would appear to result in maximum gross proceeds of $1,400,000.

● The disclosure on page 48 about “following the completion of the Reverse Merger, and the increase of the described in Items 1.01 of this report.”

We have revised the disclosure throughout the Amendment to ensure consistency.

44. We note the reference on page 15 to being a foreign private issuer. Please advise why you believe you qualify as a foreign private issuer.

We have removed any references to the Company being a foreign private issuer.

45. Please disclose whether you intend to register a class of your securities under Section 12 of the Exchange Act. If not, please disclose the risks related to not being subject to Exchange Act Sections 13, 14 and 16.

We included disclosure that we do not currently intend to register our common stock under Section 12(g) of the Exchange Act.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Min Jiang
Min Jiang